UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration in the Registry of  Securities N° 0593

Santiago, November 3, 2006.

Mr.
Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance
Av. Libertador Bernardo O´Higgins 1449
Santiago

Dear Sir:

In accordance with that which is established in the 9th article and second paragraph of the 10th article of the Law N°18,045 and in letter b contained in letter C of paragraph 2.2 within Section II of the General Regulation N°30 issued by that Superintendency, we hereby report on the following Material Event in connection with Distribución y Servicio D&S S.A. (“D&S”):

During ordinary meeting celebrated on the 31st of October 2006, D&S’s Board of Directors agreed upon the incorporation of a new subsidiary of the Company, under the legal name of Inversiones D&S Chile Limitada. The incorporation of the aforenamed subsidiary will be made as part of a restructuring process involving some of the legal entities controlled by D&S. The main  purpose of the new subsidiary is to be the holder of investments in the form of shares and social rights of the legal entities responsible for the operation of D&S´s businesses.

Yours sincerely,

MIGUEL NUÑEZ SFEIR
Legal Representative

cc.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Comisión, Chile
New York Stock Exchange (NYSE), USA
Latibex-Madrid Stock Exchange, Spain

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: November 3, 2006